Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 12, 2007

Dear Sirs:	All applicable Exchanges and Commissions

Subject:	SUTCLIFFE RESOURCES LTD.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General and Special Meeting
2.	CUSIP/Class of Security entitled to receive notification	: 86932E101/CA86932E1016/COMMON
3.	CUSIP/Class of Security entitled to vote	: 86932E101/CA86932E1016/COMMON
4.	Record Date for Notice	: 03 May 2007
5.	Record date for Voting	: 03 May 2007
6.	Beneficial Ownership determination date	: 03 May 2007
7.	Meeting Date	: 08 Jun 2007
8.	Meeting Location	: TBA

Sincerely,

“Brian Kim”
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Last Version Mar06